SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                       AMENDMENT NO. 1 TO

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                          Entergy S.A.
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Thomas C. Havens, Esq.         Frederick F. Nugent, Esq.
Jones, Day, Reavis & Pogue     Entergy Enterprises, Inc.
222 East 41st Street           c/o Entergy Wholesale
New York, New York  10017        Operations
                               20 Greenway Plaza
                               Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby amends and restates the notification previously filed with the Securities and Exchange Commission that Entergy S.A. ("ESA") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

           Entergy S.A.
           Reconquista 379-Piso 2
           (C1107ANA) Ciudad Autonoma de Buenos Aires
           Republica Argentina

      Entergy S.A. claims status as a FUCO by virtue of its ownership interest in Central Costanera S.A. ("Costanera"), a
FUCO under the Act.   Costanera owns and operates an electric
generating station located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. ESA owns a 6% interest in Costanera.

        No person (other than Entergy Corporation and its subsidiaries) currently owns a 5% or more voting interest in ESA.

Item 2. Domestic Associate Public-Utility Companies of ESA and their Relationship to ESA.

      The following companies, each of which is a direct or indirect subsidiary of Entergy Corporation, are domestic associate public-utility companies of ESA: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with ESA.


EXHIBIT A.     State Certification.

                   Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By: /s/ Frederick F. Nugent
                                 Frederick F. Nugent
                                 Vice President


Dated:  March 21, 2002